Q3 FY21 MANAGEMENT PRESENTATION 9 February 2021 Exhibit 99.5

Page 2 James Hardie Q3 FY21 Results CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS This Management Presentation contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. James Hardie Industries plc (the “Company”) may from time to time make forward-looking statements in its periodic reports filed with or furnished to the Securities and Exchange Commission on Forms 20-F and 6-K, in its annual reports to shareholders, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These forward-looking statements are based upon management's current expectations, estimates, assumptions and beliefs concerning future events and conditions. Readers are cautioned not to place undue reliance on any forward- looking statements. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are unforeseeable and beyond the Company’s control. Many factors could cause actual results, performance or achievements to be materially different from those expressed or implied in this Management Presentation, including, among others, the risks and uncertainties set forth in Section 3 “Risk Factors” in James Hardie’s Annual Report on Form 20-F for the year ended 31 March 2020; changes in general economic, political, governmental and business conditions globally and in the countries in which the Company does business, including the impact of COVID-19; changes in interest rates; changes in inflation rates; changes in exchange rates; the level of construction generally; changes in cement demand and prices; changes in raw material and energy prices; changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. James Hardie assumes no obligation to update or correct the information contained in this Management Presentation except as required by law. This Management Presentation includes financial measures that are not considered a measure of financial performance under generally accepted accounting principles in the United States (GAAP). These financial measures are designed to provide investors with an alternative method for assessing our performance from on-going operations, capital efficiency and profit generation. Management uses these financial measures for the same purposes. These financial measures are or may be non-GAAP financial measures as defined in the rules of the U.S. Securities and Exchange Commission and may exclude or include amounts that are included or excluded, as applicable, in the calculation of the most directly comparable financial measures calculated in accordance with GAAP. These non-GAAP financial measures should not be considered to be more meaningful than the equivalent GAAP measure. Management has included such measures to provide investors with an alternative method for assessing its operating results in a manner that is focused on the performance of its ongoing operations and excludes the impact of certain legacy items, such as asbestos adjustments. Additionally, management uses such non-GAAP financial measures for the same purposes. However, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be reported by all of the Company’s competitors and may not be directly comparable to similarly titled measures of the Company’s competitors due to potential differences in the exact method of calculation. For additional information regarding the non-GAAP financial measures presented in this Management Presentation, including a reconciliation of each non-GAAP financial measure to the equivalent GAAP measure, see the slide titled “Non-GAAP Financial Measures” included in the Appendix to this Management Presentation. In addition, this Management Presentation includes financial measures and descriptions that are considered to not be in accordance with GAAP, but which are consistent with financial measures reported by Australian companies, such as operating profit, EBIT and EBIT margin. Since the Company prepares its Consolidated Financial Statements in accordance with GAAP, the Company provides investors with a table and definitions presenting cross-references between each GAAP financial measure used in the Company’s Consolidated Financial Statements to the equivalent non-GAAP financial measure used in this Management Presentation. See the section titled “Non-GAAP Financial Measures” included in the Appendix to this Management Presentation. CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS USE OF NON-GAAP FINANCIAL INFORMATION; AUSTRALIAN EQUIVALENT TERMINOLOGY

Page 3 James Hardie Q3 FY21 Results AGENDA • Strategy Update • Q3 FY21 Financial Results • Questions and Answers Dr. Jack Truong Chief Executive Officer Jason Miele Chief Financial Officer

STRATEGY UPDATE

Page 5 James Hardie Q3 FY21 Results Extend Into the Consumer Brand Marketing to homeowners to create demand GLOBAL STRATEGY UPDATE  US$83 million in cumulative global LEAN savings  Delivered 7+% PDG across last 7 quarters in NA  Reduced working capital by US$198 million in FY21  Accelerated strategy through COVID pandemic  Record global net sales and global EBIT for 2 consecutive quarters World class manufacturing via LEAN  Customer focused via Push/Pull strategy  Integrate supply chain with our customers to serve the market seamlessly with optimal working capital  Implement and embed a globally integrated management system  Delivered consistent financial results, every quarter FY20-FY21: TRANSFORM TO ENABLE FUTURE GLOBAL GROWTH FY22 AND BEYOND: DRIVE PROFITABLE GROWTH Commercialize Global Innovations First global commercialization: on-track for May 2021 Penetrate and Drive Profitable Growth in Existing and New Segments

Page 6 James Hardie Q3 FY21 Results Market Driven Innovation Expands Opportunities for Organic Growth Market Driven Innovation - Innovation Platform: Innovative products that deliver endless possibilities of design and aesthetics for the homeowner - Superior Performance: Deliver key performance properties of durability, low maintenance, non- combustibility and improved labor efficiency, by using James Hardie world class Fiber Cement technology - Expansion Opportunities: Open new markets and enlarge existing markets by introducing ‘change-the-basis-of- competition’ market-led innovations 1 Exterior Cladding Material used in New Construction (NAHBNow, 2020) Exterior Wall Material by Region1 Addressable With Current JHX Product Portfolio Expansion Opportunity Through Innovation 2 Source: NAHBNow 8 October 2020 for the full year 2019 North America2 51% 49% Australia/New Zealand3 41% 59% 3 Source: BIS Oxford, Australian Bureau of Statistics, BRANZ and Management Estimates PROFITABLE ORGANIC GROWTH VIA INNOVATION

Page 7 James Hardie Q3 FY21 Results PROFITABLE ORGANIC GROWTH VIA INNOVATION New Jersey, USA United Kingdom NSW, Australia California, USA

Page 8 James Hardie Q3 FY21 Results ACCELERATE OUR PENETRATION INTO REPAIR & REMODEL SEGMENT Create Demand with Homeowners and Integrate with Customers to Expand Growth in Repair & Remodel Segment 44 Million homes that are more than 40 years old • Significant opportunity for re-Siding and remodeling • James Hardie is the trusted innovator with premium quality products that enable homeowners to realize their dream homes with pride and joy • Marketing to the homeowners to create awareness and demand 6% 14% 13% 12% 54% Built 1979 or Earlier Built 2000 to 2009 Built 1990 to 1999 Built 1980 to 1989 1 2019 US Census-Detached Homes (American Housing Survey) Built 2010 or Later Share of Owner-Occupied Housing by Year Structure Built1 44MM

Page 9 James Hardie Q3 FY21 Results EXTEND INTO THE CONSUMER BRAND Market directly to the homeowners to communicate the endless possibilities of aesthetic design to create more demand for James Hardie Brand exterior products • Lasting beauty with endless design possibilities • Trusted protection: durability, low maintenance and non-combustibility Create Demand with Homeowners and Integrate with Customers to Expand Growth in Repair & Remodel Segment

Page 10 James Hardie Q3 FY21 Results EXTEND INTO THE CONSUMER BRAND

James Hardie Q3 FY21 Results

GLOBAL CAPACITY EXPANSION AND NEW PRODUCTS CAPABILITY



- **+800 mmstf nameplate capacity in NA**
- **+60 mmstf nameplate capacity in ANZ**
- **Additional ColorPlus capability in NA**
- **Additional HLD Trim capability in NA**
- **Enable innovation with R&D pilot plants in US and Australia**


Prattville 1
Prattville 2
Tacoma ColorPlus
Peru ColorPlus
Summerville
Carole Park
Prattville HLD Trim
R&D Pilot Plants
Fontana, CA
Rosehill, Aus
Massachusetts ColorPlus
FY21
FY22
FY23
FY24
NA SM Capacity
NA Finishing Capacity
APAC SM Capacity
R&D Pilot Plants
NA Trim Capacity

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JamesHardie™

Page 12 James Hardie Q3 FY21 Results GLOBAL GROWTH & STRONG RETURNS – Q3 FY21 Global Net Sales US$738.6 million +20% Global Adjusted NOPAT US$123.3 million +59% Europe Net Sales €85.3 million +12% EBIT Margin 10.2% North America Net Sales US$518.1 million +20% EBIT Margin 30.0% Asia Pacific Net Sales A$163.3 million +9% EBIT Margin 28.1%

Page 13 James Hardie Q3 FY21 Results GLOBAL GROWTH & STRONG RETURNS – 9 Months YTD FY21 Global Net Sales US$2.1 billion +9% Global Adj. EBIT US$455.9 million +25% Operating Cash Flow US$678.4 million +72% Global Adjusted NOPAT US$333.1 million +25%

Q3 FY21 FINANCIAL RESULTS

James Hardie Q3 FY21 Results

GLOBAL RESULTS OVERVIEW

	Q3 FY21	9 Months FY21
Sales Volume	1,056.9 mmsf ↑ 16%	3,010.6 mmsf ↑ 6%
Net Sales	US$738.6 M ↑ 20%	US$2,101.7 M ↑ 9%
Adjusted EBIT[1]	US$167.9 M ↑ 57%	US$455.9 M ↑ 25%
Adjusted Net Operating Profit[2]	US$123.3 M ↑ 59%	US$333.1 M ↑ 25%
Operating Cash Flow		US$678.4 M ↑ 72%

1 Excludes asbestos related expenses and adjustments and restructuring expenses

2 Excludes asbestos related expenses and adjustments, tax adjustments and restructuring expenses

- All 3 regions delivered strong profitable growth
- Adjusted EBIT increased 57% in Q3, driven by:
  - North America increased US$43.3 million (+39%)
  - Europe increased €6.6 million (+300%)
  - APAC increased A$11.7 million (+34%)
- Adjusted EBIT increased 25% in the first nine months, driven by:
  - North America increased US$84.6 million (+24%)
  - Europe increased €5.7 million (+39%)
  - APAC increased A$24.4 million (+22%)
  - General Corporate Cost expense increased US$21.0 million
- Adjusted NOPAT increased 59% in Q3 and 25% in the first nine months
- Operating cash flow increased US$285.0 million (+72%) driving improved liquidity and financial flexibility

Record Global Results:

Net Sales, Adjusted EBIT, Adjusted NOPAT, and Operating Cash Flow

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JamesHardie

Page 16 James Hardie Q3 FY21 Results NORTH AMERICA SUMMARY Outstanding Net Sales Growth (+20%) and Adjusted EBIT Growth (+39%), with 30.0% Adjusted EBIT Margin 1 Excludes restructuring expenses • Exteriors volume increased +19% in Q3 and +11% in the first nine months of FY21 ◦ Accelerated share gain through customer engagement and integration • Interiors volume increased +4% in Q3 and was flat in the first nine months of FY21 • Adjusted EBIT growth of +39% in Q3 and +24% in the first nine months of FY21 driven by: ◦ Strong organic volume growth ◦ LEAN manufacturing savings ◦ Lower SG&A ◦ Partially offset by higher freight costs • First nine months of FY21 Adjusted EBIT margin increased from 26.1% to 29.3%

Page 17 James Hardie Q3 FY21 Results EUROPE SUMMARY • Net Sales increased 12% in Q3: ◦ Fiber Cement Net Sales €: +18% in Q3 ◦ Fiber Gypsum Net Sales €: +11% in Q3 driven by strong double digit growth in Germany • Net Sales increased 2% in the first nine months ◦ Strong organic net sales growth in Q2 (+8%) and Q3 (+12%), partially offset by impact of COVID-19 pandemic in Q1, specifically UK and France government-imposed shutdowns ◦ Fiber Cement Net Sales €: +4% in the first nine months ◦ Fiber Gypsum Net Sales €: +2% in the first nine months • Q3 Adjusted EBIT Margin of 10.2% Strong Top-Line and Bottom-Line Results 1 Excludes restructuring expenses 2 Excludes restructuring expenses in FY21 and costs associated with the Fermacell acquisition in FY20

Page 18 James Hardie Q3 FY21 Results APAC SUMMARY • Continued market share gain in Australia and New Zealand • First nine months volume, gross profit and EBIT unfavorably impacted by government imposed COVID-19 lockdowns in the Philippines and New Zealand during the first quarter • Adjusted EBIT growth of 22% at 28.4% margin for the nine months driven by: ◦ Consolidating Australia and New Zealand regional production to our two Australia plants, ◦ Favorable geographic mix, and ◦ Exiting non-profitable JH Systems business. Strong Adjusted EBIT Growth and EBIT Margin 1 Excludes restructuring expenses

Page 19 James Hardie Q3 FY21 Results 1 OPERATING CASH FLOW UP CAPITAL EXPENDITURES DOWN CAPEX spend for the nine months of US$77.0 million • Carole Park, Australia brownfield expansion commissioned in the third quarter of FY21 • Prattville, AL, USA greenfield expansion on-track • Sheet Machine #1: March 2021 • Sheet Machine #2: mid-calendar year 2021 Total capital expenditures estimated to be approximately US$250 million per year for the period FY22-FY24 YTD FY21 Operating cash flows, up 72% • Increased profitable sales • Integrated with customers to reduce working capital for both customers and James Hardie • Reduced inventory by US$90.3 million since 31 March 2020 265.8 271.6 309.3 393.4 678.4 0 100 200 300 400 500 600 700 800 9 Mths FY17 9 Mths FY18 9 Mths FY19 9 Mths FY20 9 Mths FY21 O pe ra ti ng C as h Fl ow U S$ M ill io ns

Page 20 James Hardie Q3 FY21 Results LIQUIDITY PROFILE Corporate debt structure • On 15 January 2021 redeemed US$400 million 4.75% senior unsecured notes maturing 2025 - US$9.5 million call premium and US$3.6 million in unamortized financing costs to be recorded in Q4 FY21 • €400 million (US$492 million)2 3.625% senior unsecured notes, maturing 2026 (callable in October 2021) • US$400 million 5.00% senior unsecured notes maturing 2028 (callable in January 2023) • US$500 million unsecured RCF, maturing December 2022 • Do not anticipate accessing accordion feature of RCF Net leverage • 0.96x leverage ratio4 at 31 December 2020, improved from 1.9x on 31 March 2020 Strong balance sheet and liquidity • US$1,097.0 million of liquidity on 31 December 2020 • US$675.2 million of liquidity on 31 January 2021 following debt redemption Strong Cash and Liquidity Position 2 1 Incremental liquidity of up to US$250 million may be accessed via an accordion feature, which is provided for under the terms of the syndicated revolving credit facility agreement, but not credit approved 2 Based on exchange rate as of 31 December 2020 2 Based on exchange rate as of 31 January 2021 4 Leverage ratio is based on bank covenant definition

Page 21 James Hardie Q3 FY21 Results Strong capital structure and cash flows to execute on capital allocation objectives: • Preserve strong liquidity position and financial flexibility; • Invest in capacity expansion to support organic growth; • Invest in market driven innovation to drive organic growth; • Gross debt reduced by US$400 million in January 2021 in accordance with plan; and • Return capital to shareholders • Announced special dividend of US$0.70 per share on 9 February 2021; with a record date of 19 February 2021, payable on 30 April 2021 (Sydney, Australia time) • Reinstating ordinary dividends in FY22, beginning with a Fiscal Year 2022 half-year dividend to be declared in November 2021 Balance Sheet Strength, Invest in Growth, and Return Capital to Shareholders CAPITAL MANAGEMENT AND ALLOCATION

Page 22 James Hardie Q3 FY21 Results FULL YEAR FY21 GUIDANCE Management raises full year FY21 Adjusted net operating profit1 to range of US$440 million and US$450 million • Prior Adjusted net operating profit range of US$380 million and US$420 million • The comparable full year Adjusted net operating profit for FY20 was US$352.8 million James Hardie continues to assess the impacts and the uncertainties of the COVID-19 pandemic on the geographic locations in which we operate, as well as its impact on the new construction and repair and remodel building markets. The COVID-19 pandemic remains volatile and continues to evolve, and the full impact of the pandemic on James Hardie’s business and future financial performance remains uncertain. James Hardie’s guidance is based on current estimates and assumptions and is subject to a number of known and unknown uncertainties and risks, including those related to the COVID-19 pandemic and set forth in our Media Release in “Forward-Looking Statements.” 1 Adjusted Net Operating Profit: In FY21 excludes asbestos related expenses and adjustments, and restructuring expenses

QUESTIONS

APPENDIX

Page 25 James Hardie Q3 FY21 Results GENERAL CORPORATE COSTS • Stock compensation expense was flat in Q3 and increased US$11.5 million in the first nine months • Increase in stock compensation expense for the nine months was driven by share price accretion • Legal expenses increased US4.5 million in Q3 and US$13.0 million in the first nine months • Customer Driven Innovation remains core strategic pillar • R&D up 3% in the first nine months • Product development R&D expenses of US$2.4 million in Q3 and US$6.9 million for first nine months, included within the NA, APAC and EU segments, increased 14% in Q3 and 8% in the first nine months RESEARCH & DEVELOPMENT

Page 26 James Hardie Q3 FY21 Results DEPRECIATION AND AMORTIZATION US$ Millions Q3 FY21 Q3 FY20 9 Months FY21 9 Months FY20 Depreciation and amortization North America Fiber Cement 21.8$ 22.0$ 64.7$ 66.0$ Asia Pacific Fiber Cement 3.2 3.2 9.0 9.4 Europe Building Products 7.8 3.9 20.1 15.0 Other Businesses - - - 0.2 Research and Development 0.3 0.3 0.9 0.8 General Corporate 0.9 0.8 2.4 2.4 Total Depreciation and amortization 34.0$ 30.2$ 97.1$ 93.8$ Three Months and Nine Months Ended 31 December

Page 27 James Hardie Q3 FY21 Results First Nine Months ended 31 December 2020: • Net cash outflow was 13% below actuarial expectations • Gross cash outflow was 12% below actuarial expectations • Claims received were 9% below actuarial estimates and 16% below pcp • Number of claims settled were up 1% compared to pcp • Average claim settlement was 21% below actuarial estimates and 17% below pcp ASBESTOS CLAIMS DATA 1 Average claim settlement is derived as the total amount paid divided by the number of non-nil claims

Page 28 James Hardie Q3 FY21 Results NON-GAAP FINANCIAL MEASURES AND TERMS This Management Presentation forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including the Management’s Analysis of Results, Media Release and Condensed Consolidated Financial Statements Definitions EBIT – Earnings before interest and tax EBIT margin – EBIT margin is defined as EBIT as a percentage of net sales Sales Volume mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness Non-financial Terms AFFA – Amended and Restated Final Funding Agreement AICF – Asbestos Injuries Compensation Fund Ltd Legacy New Zealand weathertightness claims ("New Zealand weathertightness") – Expenses arising from defending and resolving claims in New Zealand that allege generic defects in certain fiber cement products and systems, breach of duties including the failure to conduct appropriate testing of these products and systems, failure to warn and misleading and deceptive conduct in relation to the marketing and sale of the products and systems New South Wales loan facility ("NSW Loan") – AICF has access to a secured loan facility made available by the New South Wales Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs

Page 29 James Hardie Q3 FY21 Results Financial Measures – GAAP equivalents This document contains financial statement line item descriptions that are considered to be non-GAAP, but are consistent with those used by Australian companies. Because the company prepares its Condensed Consolidated Financial Statements under GAAP, the following table cross- references each non-GAAP line item description, as used in Management’s Analysis of Results and Media Release, to the equivalent GAAP financial statement line item description used in the company’s Condensed Consolidated Financial Statements: NON-GAAP FINANCIAL MEASURES Management's Analysis of Results and Media Release Consolidated Statements of Operations and Other Comprehensive Income (Loss) (GAAP) Net Sales Net Sales Cost of goods sold Cost of goods sold Gross profit Gross profit Selling general and administrative expenses Selling general and administrative expenses Research and development expenses Research and development expenses Asbestos adjustments Asbestos adjustments EBIT* Operating income (loss) Net interest income (expense)* Sum of interest expense and interest income Other income (expense) Other income (expense) Operating profit (loss) before income taxes* Income (loss) before income taxes Income tax (expense) benefit Income tax (expense) benefit Net operating profit (loss)* Net income (loss) *- Represents non-GAAP descriptions used by Australian companies

Page 30 James Hardie Q3 FY21 Results Financial Measures – GAAP equivalents NON-GAAP FINANCIAL MEASURES Adjusted EBIT US$ Millions Q3'21 Q3'20 9 Months FY21 9 Months FY20 EBIT 131.8$ 88.2$ 328.1$ 373.3$ Asbestos: Asbestos adjustments 35.8 18.5 115.8 (8.8) AICF SG&A expenses 0.3 0.5 0.9 1.3 Restructuring expenses - - 11.1 - Adjusted EBIT 167.9$ 107.2$ 455.9$ 365.8$ Net sales 738.6 616.7 2,101.7 1,933.6 Adjusted EBIT margin 22.7% 17.4% 21.7% 18.9% Three Months and Nine Months Ended 31 December US$ Millions Q3'21 Q3'20 9 Months FY21 9 Months FY20 North America Fiber Cement Segment EBIT 155.6$ 112.3$ 432.6$ 350.5$ Restructuring expenses - - 2.5 - North America Fiber Cement Segment Adjusted EBIT excluding restructuring expenses 155.6$ 112.3$ 435.1$ 350.5$ North America Fiber Cement Segment net sales 518.1 430.0 1,484.9 1,341.9 North America Fiber Cement Segment Adjusted EBIT margin excluding restructuring expenses 30.0% 26.1% 29.3% 26.1% North America Fiber Cement Segment Adjusted EBIT excluding restructuring expenses Three Months and Nine Months Ended 31 December

James Hardie Q3 FY21 Results

NON-GAAP FINANCIAL MEASURES

Asia Pacific Fiber Cement Segment Adjusted EBIT excluding restructuring expenses

US$ Millions	Three Months and Nine Months Ended 31 December			
	Q3'21	Q3'20	9 Months FY21	9 Months FY20
Asia Pacific Fiber Cement Segment EBIT	$ 33.5	$ 23.4	$ 91.1	$ 75.2
Restructuring expenses	-	-	3.4	-
Asia Pacific Fiber Cement Segment Adjusted EBIT excluding restructuring expenses	$ 33.5	$ 23.4	$ 94.5	$ 75.2
Asia Pacific Fiber Cement Segment net sales	119.1	102.0	332.5	322.6
Asia Pacific Fiber Cement Segment Adjusted EBIT margin excluding restructuring expenses	28.1%	22.9%	28.4%	23.3%

Europe Building Products Segment Adjusted EBIT excluding restructuring expenses and costs associated with the acquisition

US$ Millions	Three Months and Nine Months Ended 31 December			
	Q3'21	Q3'20	9 Months FY21	9 Months FY20
Europe Building Products Segment EBIT	$ 10.3	$ 2.4	$ 18.7	$ 16.1
Restructuring expenses	-	-	5.1	-
Europe Building Products Segment Adjusted EBIT excluding restructuring expenses	$ 10.3	$ 2.4	$ 23.8	$ 16.1
Costs associated with the acquisition	-	4.3	-	9.6
Europe Building Products Segment Adjusted EBIT excluding restructuring expenses and costs associated with the acquisition	$ 10.3	$ 6.7	$ 23.8	$ 25.7
Europe Building Products Segment net sales	101.4	84.7	284.3	268.5
Europe Building Products Segment Adjusted EBIT margin excluding restructuring expenses	10.2%	2.8%	8.4%	6.0%
Europe Building Products Segment Adjusted EBIT margin excluding restructuring expenses and costs associated with the acquisition	10.2%	7.9%	8.4%	9.6%

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Page 32 James Hardie Q3 FY21 Results NON-GAAP FINANCIAL MEASURES US$ Millions Q3'21 Q3'20 9 Months FY21 9 Months FY20 Research and Development Segment EBIT (7.9)$ (6.6)$ (20.4)$ (19.7)$ Restructuring expenses - - 0.1 - Research and Development Segment Adjusted EBIT excluding restructuring expenses (7.9)$ (6.6)$ (20.3)$ (19.7)$ Research and Development Segment Adjusted EBIT excluding restructuring expenses Three Months and Nine Months Ended 31 December US$ Millions Q3'21 Q3'20 9 Months FY21 9 Months FY20 Interest, net (13.6)$ (13.2)$ (38.9)$ (41.1)$ AICF interest income, net 0.1 0.3 0.3 0.9 Adjusted interest, net (13.7)$ (13.5)$ (39.2)$ (42.0)$ Adjusted interest, net Three Months and Nine Months Ended 31 December

James Hardie Q3 FY21 Results

NON-GAAP FINANCIAL MEASURES

Adjusted net operating profit

US$ Millions	Three Months and Nine Months Ended 31 December			
	Q3'21	Q3'20	9 Months FY21	9 Months FY20
Net operating profit	$ 68.6	$ 45.6	$ 164.8	$ 235.2
Asbestos:				
Asbestos adjustments	35.8	18.5	115.8	(8.8)
AICF SG&A expenses	0.3	0.5	0.9	1.3
AICF interest income, net	(0.1)	(0.3)	(0.3)	(0.9)
Restructuring expenses	-	-	11.1	-
Tax adjustments[1]	18.7	13.1	40.8	39.4
Adjusted net operating profit	$ 123.3	$ 77.4	$ 333.1	$ 266.2

Adjusted effective tax rate

US$ Millions	Three Months and Nine Months Ended 31 December			
	Q3 FY21	Q3 FY20	9 Months FY21	9 Months FY20
Operating profit before income taxes	$ 118.2	$ 75.0	$ 289.2	$ 332.1
Asbestos:				
Asbestos adjustments	35.8	18.5	115.8	(8.8)
AICF SG&A expenses	0.3	0.5	0.9	1.3
AICF interest income, net	(0.1)	(0.3)	(0.3)	(0.9)
Restructuring expenses	-	-	11.1	-
Adjusted operating profit before income taxes	$ 154.2	$ 93.7	$ 416.7	$ 323.7
Income tax expense	(49.6)	(29.4)	(124.4)	(96.9)
Tax adjustments[1]	18.7	13.1	40.8	39.4
Adjusted income tax expense	$ (30.9)	$ (16.3)	$ (83.6)	$ (57.5)
Effective tax rate	42.0%	39.2%	43.0%	29.2%
Adjusted effective tax rate	20.0%	17.4%	20.1%	17.8%

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[1] *Includes tax adjustments related to the amortization benefit of certain US intangible assets, asbestos, and other tax adjustments*

JamesHardie™

Q3 FY21 MANAGEMENT PRESENTATION 9 February 2021